Exhibit 99.8

Deloitte & Touche LLP BCE Place 181 Bay Street Suite 1400 Toronto ON M5J 2V1 Canada

Tel: (416) 601-6150 Fax: (416) 601-6151 www.deloitte.ca

INDEPENDENT AUDITORS’ CONSENT

We consent to the use of our reports dated February 11, 2004, appearing in this Annual Report on Form 40-F of Brascan Corporation for the year ended December 31, 2003.

Chartered Accountants

Toronto, Ontario
May 19, 2004

Member of Deloitte Touche Tohmatsu

Deloitte & Touche LLP BCE Place 181 Bay Street Suite 1400 Toronto ON M5J 2V1 Canada

Tel: (416) 601-6150 Fax: (416) 601-6151 www.deloitte.ca

COMMENTS BY AUDITORS OF CANADA-UNITED STATES OF AMERICA

REPORTING DIFFERENCE

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that may have a material effect on the comparability of the Company’s financial statements, such as the changes described in Note 1 and Note 23(e) to the consolidated financial statements of Brascan Corporation. Our report to the shareholders dated February 11, 2004 is expressed in accordance with Canadian reporting standards, which do not require a reference to such changes in accounting principles in the auditors’ report when the changes are properly accounted for and adequately disclosed in the financial statements.

Chartered Accountants

Toronto, Ontario
February 11, 2004

Member of Deloitte Touche Tohmatsu